Exhibit 99.2

July 30, 2009

Dear Shareholders.

The Board of Directors of China Yuchai International Limited (“CYI” or “the Company”) has scheduled a Special General Meeting (“SGM”) for September 4, 2009 to consider the proposals set out in five separate requisition notices (“Notices”) received by the Company from a group of shareholders (the “Requisitioning Shareholders”). Based on legal advice from Bermuda counsel, your Board is of the view that many aspects of the Notices are defective in relation to the exact business sought to be placed before shareholders for their consideration and vote. Nevertheless, in compliance with the Company’s bye-laws, your Board has agreed to convene the SGM and would like to articulate and share its views on the proposals contained in the Notices for your consideration.

YOUR VOTE IS IMPORTANT AT THIS SGM.

Your Board of Directors is of the unanimous view that the matters contained in the proposals should be rejected. Your Board also believes that there is no good reason for the delivery of the Notices or the requisitioning of the SGM and that the actions of the Requisitioning Shareholders merely misuse and waste time and money of both the Company and its shareholders. The Notices also divert the attention of management from running the business of the Company which remains financially sound, especially in these difficult economic times.

The first proposal relates to removal of the special share rights held by Hong Leong Asia Limited (“HLA”). HLA has been the controlling shareholder in CYI since its initial public offering in 1994 and the existence of and the rights relating to the special share have been publicly and widely disclosed in the Company’s filings. The rights attached to the special share are contained in the Company’s bye-laws which are available to all shareholders. Your Board of Directors is of the view that shareholders who purchase CYI shares have full, complete and prior notice of the existence of the special share and have no cause to complain against the rights accorded to HLA as a result of its ownership of the special share, which is legally recognized under Bermuda law, the country in which the Company is incorporated, and which was part of the economic bargain when the Company made its public offering. HLA is a long-term, strategic investor in the Company and has been actively involved in the growth and development of CYI through the years.

The Requisitioning Shareholders also propose the immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company. This is a curious request as Mr Teo is a director nominee of the special share holder which, under the Company’s bye-laws is the party who possesses the right to remove its nominees. Further, the Company had already announced on June 22, 2009, before receipt of the Notices and prior to the date appearing on some of the Notices, that Mr. Teo, after a long and accomplished service to the Company, would be leaving the post of President effective August 1, 2009 but will continue as a non-executive director of CYI. Your Board appointed Mr. Saw Boo Guan, an experienced veteran of the automotive industry, to its board of directors and he will be assuming the role of President from Mr. Teo on August 1, 2009. The appointment of the President of CYI is a power given to the Board of Directors under the bye-laws. Mr. Teo has been an active and industrious executive officer since his appointment as President of the Company in January 2005 and has played a key role in overseeing the operations of the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), to deliver consistent results in each year of his tenure. The considerable progress made over the last 18 months in resolving our historical problems with Yuchai’s Chinese shareholders, improving our communications with shareholders and the appointment of a dedicated management team at CYI from November 2007 onwards, is largely due to the efforts of Mr. Teo. The decision to appoint Mr. Saw as President of the Company is therefore not, in any way related to Mr Teo’s performance and any criticism of his performance is fundamentally misinformed and a poor attempt to discredit his numerous and valuable contributions to the Company.

In addition, the Board of Directors believes that the proposal to remove Mr. Tan Aik Leang as Chairman of the Audit Committee and as a director of CYI is not in the best interests of the Company or its shareholders. Mr. Tan’s performance has been exemplary. He has been active and effective as Chairman of the Audit Committee and his stewardship of the Audit Committee has been instrumental in its independent investigation in 2007 into the facts and circumstances of the potential errors of approximately Rmb168 million in the accounts payable of Yuchai (“Independent Investigation”). The past delay in financial reporting was largely due to the Independent Investigation as all audit work had to cease, resuming only in early 2008 to avoid any disruption to and compromise of the Independent Investigation while it was ongoing. Upon the conclusion of the Independent Investigation, the Company restated its audited consolidated financial statements for FY 2005 and filed its audited consolidated financial statements for FY 2006 and FY 2007 within a period of eight months. As Chairman of the Audit Committee, Mr. Tan also recently oversaw the smooth transition from the Company’s previous independent auditors to its current independent auditors. Notwithstanding the appointment of new independent auditors in April 2009, the Company filed its 2008 Annual Report on Form 20-F containing its audited consolidated financial statements for FY 2008 with the U.S. Securities & Exchange Commission on July 15, 2009. CYI expects to shortly make available unaudited financial information for the three and six months ended June 30, 2009 and thereafter timely release quarterly financials. The criticism levied against Mr. Tan in the Notices with regard to the release of the financials in a timely and effective fashion is therefore misconceived and does not comport to the reality of his role and performance.

The Requisitioning Shareholders propose to remove two experienced directors who have contributed significantly to CYI from the Board without any valid reason yet at the same time request that CYI amend its bye-laws in an unspecified manner to permit the appointment of two “independent” directors to be elected to the Board. The Company has always had independent directors on its Board of Directors as it believes in having strong corporate governance and this is already one of the requirements for CYI’s continued listing on the New York Stock Exchange. Having regard to its composition and size to ensure effective decision making, your Board is not opposed to the appointment of additional independent directors and will consider potential candidates possessing competencies largely complementary to the skills and experience of the other directors to ensure that the Board as a whole is dedicated to and delivers value in the long term for the benefit of all shareholders.

Your Board of Directors believes that it is relevant to share with you that one of the Requisitioning Shareholders, Shah Capital Management, had on two occasions in March 2009 together with another investor, Mr. Peter Delgado of Threshold Capital Corp, suggested themselves for appointment to the Board of Directors. The CYI management team has also been contacted repeatedly by certain of the Requisitioning Shareholders requesting that the Company discloses to them certain financial and other information which the Company did not believe was yet appropriate for public disclosure and certainly not appropriate to selectively share with only certain shareholders with no duty of confidentiality. Your Board would also like to inform you that while some of the Requisitioning Shareholders lecture about running public companies and corporate governance and disclosure, Shah Capital Management is not even current in its filings of the requisite amendment to Form 13D and has not disclosed to the public as required by law in these filings, their desire to change the board composition and amend the bye-laws of the Company.

Your Board of Directors is committed to continue to deliver value to all shareholders. The delivery of the Notices by the Requisitioning Shareholders and forcing the calling of the SGM to consider unhelpful proposals without specific details will provide no value or benefit whatsoever to shareholders and are an unnecessary distraction to our management team. Accordingly, your Board of Directors RECOMMENDS that all shareholders vote NO for all the proposals set out in the accompanying Notice of SGM.

Your vote is very important. Please vote in the manner recommended by your Board of Directors by following the instructions on and completing the proxy form enclosed with this letter.

For and on behalf of
the Board of Directors

Deborah Foo
General Counsel